

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Jeffrey Marell
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Hemisphere Media Group, Inc.**
> **Amended Schedule 13E3 filed by Hemisphere Media Group, Inc. et. al.**
> **Filed July 22, 2022**
> **File No. 005-87408**
>
> **Revised Preliminary Proxy Statement**
> **Filed July 22, 2022**
> **File No. 001-35886**

Dear Mr. Marell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Schedule 13E-3

General

1.   We note your response to prior comment 2 and we reissue it. We note that:

- Searchlight, not Gato, has provided an equity commitment and a a guarantee in favor of Hemisphere, and that the Searchlight entities are referred to as Equity Investors in your disclosure;
- despite Searchlight being a limited partner, as stated in your response, initiated and conducted the negotiations on behalf of Gato;
- while you refer to one of Searchlight director designees as a member of the audit committee, there is still another Searchlight director on the company's board;

- the company's resolution to establish its special committee do not make any reference to Gato, only to Searchlight; and,
- while you state that Searchlight is not an affiliate of the company (a conclusion with which we do not necessarily agree), a determination of filing person status can be made by Searchlight's affiliation with Gato.

Revised Preliminary Proxy Statement

Summary Term Sheet, page 1

2. We note your response to prior comment 4 and we reissue it with respect to your revised disclosure stating that certain disclosure "may be required" in spite of your determination to include certain persons as filing persons. Thus, the revised disclosure is inappropriate.

Background of the Mergers, page 17

3. We note your response to prior comment 5. Please provide us with your analysis of whether Searchlight is a beneficial owner of the shares owned by Gato.

    With respect to whether Gato may have had an obligation to file an amended Schedule 13D as its discussions and negotiations with the company progressed, we note that the disclosure in Item 4 of Gato's existing Schedule 13D prior to the submission of an indication of interest for the company appears to be boilerplate in nature. The Staff and the Commission have, over the years, stated their views that boilerplate disclosure is not appropriate when providing Item 4 disclosure. Nevertheless, we believe an amendement to Gato's existing Item 4 disclosure was due when that disclosure was rendered obsolete through Searchlight's and Gato's actions throughout the negotiation of the current transactions, not solely when those negotiations reached an end and the merger agreement was executed. Additionally, we note that any such amended disclosure need not have to necessarily overstate the definitiveness of Gato's plans as Gato would have been able to precisely describe how the then-existing disclosure had been materially superseded by events. Please provide us your analysis, along with any additional facts necessary to support your conclusion.

Purpose and Reasons of Hemisphere for the Mergers, page 28

4. We reissue prior comment 11 as it related to the adoption of the financial advisors' analyses and conclusions.

5. We reissue prior comment 12. Given that the company has adopted Moelis's opinion for the purpose of complying partially with the requirements of Item 1014 of Regulation M-A, and that such requirements require a fairness determination as to unaffiliated security holders, the opinion's inclusion of affiliated security holders who have different interests in the transactions than those of the unaffiliated security holders, the company must explain how it is able to make its required determination.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Dan Duchovny at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions